Exhibit 99.(10)(L)

NOTICE OF RULE 12 B-1 FEE WAIVER

Class A

Prudential World Fund, Inc.

Strategic Partners Mutual Funds, Inc.

THIS NOTICE OF RULE 12B-1 FEE WAIVER is signed as of September, 2006, by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the Principal Underwriter of PRUDENTIAL WORLD FUND, INC. – Jennison Global Growth Fund, Strategic Partners International Value Fund and Dryden International Equity Fund, an open-end management investment company, and STRATEGIC PARTNERS MUTUAL FUNDS, INC. – Strategic Partners International Growth Fund, an open-end management investment company (each, a Fund).

WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class A shares of each Fund (Rule 12b-1 fees); and

WHEREAS, PIMS understands and intends that each Fund will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.

NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution or service (12b-1) fees incurred by Class A shares of each Fund to .25 of 1% of the average daily net assets of the Fund. This contractual waiver shall be effective from the date hereof until February 29, 2008 unless PIMS shall notify the Fund of the termination of the contractual waiver not less than 30 days prior to the end of the then current fiscal year.

IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT

MANAGEMENT SERVICES LLC

By:
Name:	Robert F. Gunia
Title:	President